15045755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2015 REGISTRATIONS BRANCH 17

SEC FILE NUMBER
8-66894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brady Ware Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street
(No. and Street)

Dayton (City) Ohio (State) 45402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Roberts (937) 223-5247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road (Address) Cincinnati (City) Ohio (State) 45249 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brady Ware Corporate Finance, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

Signature

President and CCO
Title

Notary Public

BEVERLY K. SCHNEIDER, Notary Public
In and for the State of Ohio
My Commission Expires Sept. 1, 2019
9-1-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brady Ware Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2014 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2014

Brady Ware Corporate Finance, LLC
(Name of Respondent)

One South Main Street
Suite 600
Dayton, Ohio 45402
(Address of Principal Executive Office)

Mr. Todd Roberts
Brady Ware Corporate Finance, LLC
One South Main Street
Dayton, Ohio 45402
(937) 223-5247
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Brady Ware Corporate Finance, LLC

Table of Contents

Flynn&Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brady Ware Corporate Finance, LLC

We have audited the accompanying financial statements of Brady Ware Corporate Finance, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 7, 2015

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Current Assets		
Cash and cash equivalents	$	36,374
Other Assets		
Prepaid Insurance		8,961
Prepaid - other		4,360
Total Other Assets		13,321
Total Assets	$	49,695
Liabilities and Member's Equity		
Current Liabilities		
Accrued 401(k) profit sharing	$	2,361
Other accrued expenses		8,400
Total Liabilities		10,761
Member's Equity		38,934
Total Liabilities and Member's Equity	$	49,695

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECMEBER 31, 2014

Revenues	$	2,500
Expenses		
Salaries and wages		33,633
Employee benefits		16,098
Technology		4,546
Facilities		5,578
Liability insurance		8,944
Legal and professional		17,697
Other operating expenses		9,771
Total Expenses		96,267
Net Loss	$	(93,767)

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at December 31	$	43,701
Net loss		(93,767)
Contributions		89,000
Balance at December 31	$	38,934

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:		
Net loss	$	(93,767)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in Prepaid insurance		(5,938)
Increase in Prepaid - other		(685)
Decrease in affiliate payable		(4,046)
Increase in Accrued 401(k) profit sharing		50
Decrease in Other accrued expenses		(1,730)
Net cash used in operating activities		(106,116)
Cash Flows from Financing Activities		
Member contributions		89,000
Net decrease in cash and cash equivalents		(17,116)
Cash and cash equivalents, beginning of year		53,490
Cash and cash equivalents, end of year	$	36,374

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Brady Ware Corporate Finance, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on February 7, 2005 as an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Brady Ware Capital, LLC. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2014, management has determined that no allowance for doubtful accounts is required.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $25,613 at December 31, 2014. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .4201 to 1 at December 31, 2014.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions. The Company's tax returns for 2012 through 2014 are subject to examination by the Internal Revenue Service (IRS); however, the Company has not been informed that the IRS intends to conduct such examinations.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 7, 2015, which was the date the financial statements were available to be issued for the year ended December 31, 2014.

NOTE B – CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE C – FAIR VALUE MEASURMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3- Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with Brady Ware Capital, LLC, the sole member of the Company, for the allocation of certain expenses such as personnel, occupancy, administrative and operational support services. The Company also has an expense sharing agreement with Brady Ware Schoenfeld, Inc., an affiliated company which has common ownership with Brady Ware Capital, LLC, for the allocation of certain expenses such as personnel, insurance, and professional fees. During 2014, the Company incurred expenses relating to these agreements totaling $15,599.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Net Capital:		
Member's equity	$	38,934
Nonallowable assets		13,321
Net Capital		25,613
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	20,613
Aggregate Indebtedness	$	10,761
Ratio of Aggregate Indebtedness to Net Capital		0.4201 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Brady Ware Corporate Finance, LLC unaudited FOCUS Report as of December 31, 2014. Therefore, no reconciliation of the two computations is deemed necessary.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.

Flynn & Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
Brady Ware Corporate Finance, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Brady Ware Corporate Finance, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(1)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(1)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 7, 2015

BRADY WARE COPORATE FINANCE, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2014

Under Rule 15c3-3(k)(2), Brady Ware Corporate Finance, LLC is exempt from the provisions of a required reserve account against customer accounts. Brady Ware Corporate Finance does not have any customer accounts therefore, we carry no margin accounts, do not hold funds or securities, or owe money or securities to customers. Brady Ware Corporate Finance, LLC has met this exemption for the entire fiscal year ending December 31, 2014 without exception.

Flynn & Company
CPAs & Business Consultants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Brady Ware Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which was agreed to by Brady Ware Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brady Ware Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brady Ware Corporate Finance, LLC's management is responsible for Brady Ware Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (quarterly FOCUS Reports) for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 7, 2015